SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: September 7, 2010
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☐                 Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐                 No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  _____  ..)
Enclosed:
News Release

September 7, 2010
Ivanhoe Mines reports construction of Oyu Tolgoi copper-gold complex on schedule for initial test production in 2012
Mongolia’s Prime Minister and Cabinet complete
first official inspection of the Oyu Tolgoi site
ULAANBAATAR, MONGOLIA — Robert Friedland, Executive Chairman of Ivanhoe Mines Ltd., and John Macken, President and Chief Executive Officer, said today that full-scale construction of the company’s Oyu Tolgoi copper-gold complex is proceeding on schedule and the first ore now is expected to be processed during the fourth quarter of 2012.
“The successful ramp-up to full-scale construction this year is a remarkable achievement by the project’s workforce and contractors,” Mr. Macken said. “The steady progress being logged across the Oyu Tolgoi site every week means we are on track to be ahead of our construction schedule by the end of this year.
“Maintaining this pace will ensure that we will be commissioning major production systems within approximately two years, when initial ore from the new open pit is expected to be running through the primary crusher and into storage, and when at least one of the concentrator’s two ore-grinding circuits will be in the commissioning stage. We expect to meet our declared goal of beginning full commercial production at Oyu Tolgoi in 2013,” Mr. Macken added.
An independently prepared Integrated Development Plan for Oyu Tolgoi released by Ivanhoe Mines in May 2010 projected that the Oyu Tolgoi concentrator initially would process 100,000 tonnes of ore per day (36.5 million tonnes per year). It also estimated that the average annual production at Oyu Tolgoi during the first 10 years of operation would exceed 1.2 billion pounds (544,000 tonnes) of copper and 650,000 ounces of gold.
Under the start-up plan outlined in the Integrated Development Plan, ore initially would be sourced from the open-pit mine that is to be built on the Southern Oyu deposits. At the same time, the adjacent, higher-grade underground mine on the Hugo Dummett Deposit is scheduled to be developed toward full production of 85,000 tonnes per day. The expansion would be timed to provide for the processing of ore to be mined from underground, as well as the open pit, when operations reach full capacity.
Mr. Macken said two of the most striking indications of the rate of construction progress being achieved are the extensive foundations for the large, state-of-the-art concentrator plant and for the 31-storey-high, reinforced concrete headframe for the 10-metre-diameter main production shaft for the underground block-cave mine at the Hugo Dummett Deposit. (See accompanying photographs, and the Oyu Tolgoi photo gallery at www.ivanhoemines.com.)
“One nearer-term goal is to complete the foundations and allow the erection of the exterior steel to enclose the concentrator building before the onset of winter next year so that work can continue indoors until the start of the 2012 outdoor construction season. A newly assembled ready-mix concrete plant, the largest in Mongolia, can produce enough concrete every day to fill two Olympic-sized swimming pools.”

The Oyu Tolgoi workforce has been steadily increasing in recent months and currently totals approximately 4,400. The budget for construction in 2010 has been set at US$754 million, with an additional US$195 million earmarked for operations.
Oyu Tolgoi skills-training initiatives to help 3,000 more Mongolians qualify for jobs with development projects
Mongolian Prime Minister Sukhbaatariin Batbold recently led a first-hand inspection of the Oyu Tolgoi construction progress by members of the Government’s Cabinet and members of Parliament.
Prime Minister Batbold said he was pleased with the progress and noted that Oyu Tolgoi would be three times larger than the Erdenet Copper Mine, in north-central Mongolia, which accounts for 40% of the value of Mongolia’s exports and generates more than 30% of the country’s gross domestic product.
The Prime Minister said the government must work to ensure that Oyu Tolgoi begins production on schedule and contributes to Mongolia’s economic growth. “Overall, the work is progressing smoothly and the mine will be in operation in two years,” he said during a news conference at Oyu Tolgoi.
Minister of Education, Culture and Science Yo. Otgonbayar confirmed that the government had signed a memorandum of understanding with Oyu Tolgoi for a US$58 million program that will provide technical and vocational training to equip up to 3,300 trainees to be eligible for jobs at Oyu Tolgoi. Training programs will begin at 12 vocational institutes in early October and extend to another 24 institutions next year. Two new vocational training centres will be built and five selected educational institutions will be upgraded. The program also will provide scholarships each year to 200 students studying at Mongolian and international universities.
Following the Oyu Tolgoi visit, Cabinet members attended a ceremony to mark the laying of foundations for a vocational training centre in the South Gobi regional capital of Dalanzadgad. “We are pleased with this work; we are offering people from all over the country an opportunity to lend their hands in the Oyu Tolgoi Project, as well as other large developments,” Prime Minister Batbold said. “The development of Oyu Tolgoi also will substantially help our problems with unemployment.”
Several Cabinet ministers were lowered 1,300 metres down Shaft #1 at Oyu Tolgoi and travelled through the growing network of tunnels providing mine development and exploration access to the copper-rich Hugo Dummett Deposit. (See accompanying photographs.)
The Oyu Tolgoi Project is committed to ensuring that Mongolians hold at least 60% of the available jobs during construction and 90% of the jobs during production. During the period from January 1 to August 15 this year, the Oyu Tolgoi Project signed 98 contracts with Mongolian companies, with a total value of US$206 million. Mongolian companies also filled 849 purchase orders totalling US$50.2 million during the same period, accounting for 86% of all purchase orders for the project.
About Ivanhoe Mines (www.ivanhoemines.com)
Ivanhoe Mines (NYSE, NASDAQ & TSX: IVN) is an international mining company with operations focused in the Asia Pacific region. Assets include the company’s 66% interest in the world-scale, Oyu Tolgoi copper-gold mine development project in southern Mongolia; its 57% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878); a 63% interest in Ivanhoe Australia (ASX: IVA), a copper-gold-uranium-molybdenum-rhenium exploration and development company; and a 50% interest in Altynalmas Gold Ltd., a private company developing the Kyzyl Gold
Project in Kazakhstan.
Information contacts
Investors: Bill Trenaman +1.604.688.5755. Media: Bob Williamson +1.604.331.9830

Forward-looking statements
Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events that will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements typically are identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, the objective of attaining commercial production at Oyu Tolgoi in 2013; the target of the fourth quarter of 2012 for the processing of the first ore; and other statements that are not historical facts.
All such forward-looking information and statements are based on certain assumptions and analyses made by Ivanhoe Mines’ management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” elsewhere in the Company’s MD&A filed on Sedar. The reader is cautioned not to place undue reliance on forward-looking information or statements.
Construction advancing on ore-crushing plant, part of the concentrator complex at Oyu Tolgoi mine development project in Mongolia.

Foundation work at 10-metre-diameter Shaft #2, showing ventilation tunnel at left.
Mongolian Prime Minister Batbold, centre, is introduced to the workings of the control room at Shaft #1 by Keith Marshall, President and CEO of Oyu Tolgoi LLC, left, and Robert Friedland, Executive Chairman of Ivanhoe Mines, right.

Mongolian Government Cabinet ministers and MPs 1,300 metres underground at Oyu Tolgoi, from left: SouthGobi MP Badamsuren, Mineral Resources and Energy Minister Zorigt, Finance Minister Bayartsogt, Environment and Tourism Minister Gansukh, SouthGobi MP Bayarsaikhan and Education, Science and Culture Minister Otgonbayar.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.

Date: September 7, 2010	By:	/s Beverly A. Bartlett

BEVERLY A. BARTLETT
Vice President &
Corporate Secretary

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